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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.  4   )



                          Caraustar Industries, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                Common Shares
                   -----------------------------------------
                        (Title of Class of Securities)




                                  140909102
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.  140909102               SCHEDULE 13G        PAGE  2    OF  5    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   Maxine Francis Forrest
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       1,462,546
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        431,279
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      1,462,546
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  431,279
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,893,825
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ XX ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.6
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                   IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   5   PAGES
                               -----    -----
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ITEM

                  A.       Caraustar Industries, Inc.

                  B.       3100 Washington Street
                           Charlotte, North Carolina 30001.


ITEM I.

                  A.       Maxine Francis Forrest.

                  B.       216 Vauxhall Drive
                           Shelby, North Carolina 28150.

                  C.       United States.

                  D.       Common Shares.

                  E.       140909102.


ITEM II. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.


ITEM III.   OWNERSHIP.

                  The following information is as of December 31, 1996:

                  A.  1,893,825 shares.(1)

                  B.  7.6%.

                  C.  (i)    1,462,546 shares.(2)
--------
(1) Includes 71,279 shares held of record by the reporting person's spouse, 18,870 shares held by the reporting person as custodian for the reporting person's minor children, 446,564 shares held by the reporting person as trustee for the benefit of for the reporting person's minor children, 450,728 shares held by the reporting person as trustee for the benefit of a minor nephew and niece of the reporting person, 142,438 shares held by the reporting person for the benefit of the reporting person as trustee under an agreement with the reporting person's mother and 360,000 shares held by The Edward C. Giles Foundation, of which the reporting person is President and a Director. Pursuant to Rule 13d-4, the filing of this statement shall not be construed as an admission that the reporting person is, or was, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

(2) Includes 18,870 shares held by the reporting person as custodian for the reporting person's minor children, 446,564 shares held by the reporting person as trustee for the benefit of for the reporting person's minor children,

                                                                    (continued)
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                                                               Page 4 of 5 pages


                           (ii)   431,279 shares.(3)

                           (iii)  1,462,546 shares.(2)

                           (iv)   431,279 shares.(3)


ITEM IV.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM V.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.


ITEM VI. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.


ITEM VII.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.


ITEM VIII.        NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM IX.          CERTIFICATION.

                  Not applicable.
--------
450,728 shares held by the reporting person as trustee for the benefit of a minor nephew and niece of the reporting person and 142,438 shares held by the reporting person for the benefit of the reporting person as trustee under an agreement with the reporting person's mother. Pursuant to Rule 13d-4, the filing of this statement shall not be construed as an admission that the reporting person is, or was, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

(3) Includes 71,279 shares held of record by the reporting person's spouse and 360,000 shares held by the Edward C. Giles Foundation, of which the reporting person is President and a Director. Pursuant to Rule 13d-4, the filing of this statement shall not be construed as an admission that the reporting person is, or was, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.



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                                                              Page 5 of 5 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 10, 1997
                                           --------------------------
                                                  Date




                                           /s/ Maxine Francis Forrest
                                           --------------------------
                                                   Signature


                                             Maxine Francis Forrest
                                           --------------------------